

Mail Stop 4631

March 3, 2016

<u>Via E-mail</u>
Jing Lu
Chief Operating Officer
China Housing & Land Development, Inc.
1008 Liuxue Road, Baqiao District
Xi'an, Shaanxi Province 710038 PRC

> **Re:** **China Housing & Land Development, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 5, 2015**
> **File No. 001-34065**
>
> **Schedule 13e-3**
> **Filed October 5, 2015**
> **File No. 005-81759**

Dear Ms. Lu:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Fang Xue
    Gibson, Dunn & Crutcher LLP